November 2024 Industry Leading Provider of Outsourced Semiconductor Assembly, Test & Bumping Services 3Q24 Results Conference Exhibit 99.2

Safe Harbor Notice This presentation contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Agenda Welcome 3Q24 Operating Results S.J. Cheng 3Q24 Financial Results Silvia Su Business Outlook S.J. Cheng Q&A

4 3Q24 Operating Results

Revenue & Gross Margin 5 Revenue: NT$6,068.0M (QoQ: +4.4%, YoY: +8.7%) Gross Margin: 13.9% (QoQ: -0.1ppts, YoY: -2.0ppts)

Utilization Rate 6 3Q24: 58% 2Q24: 65% 3Q23: 47% 3Q24: 66% 2Q24: 65% 3Q23: 65% 3Q24: 75% 2Q24: 75% 3Q23: 74% 3Q24: 67% 2Q24: 69% 3Q23: 63% 3Q24: 67% 2Q24: 67% 3Q23: 60%

3Q24 Revenue Breakdown Product Manufacturing Site

Revenue Breakdown － Memory 8 3Q24: 36.3% (QoQ: +1.1%, YoY: +16.2%)

Revenue Breakdown － DDIC + Gold Bump 9 3Q24: 53.1% (QoQ: +4.3%, YoY: +0.8%)

Revenue Breakdown － End Market 10 DDIC & Gold bump Memory & Mixed-signal Content Performance of 3Q24 Smart Mobile 39.5% (QoQ +10.6%) TV 16.3% (QoQ -10.0%) Computing 3.4% (QoQ -0.5%) Auto/Industry 21.2% (QoQ +1.6%) Consumer 19.6% (QoQ +5.2%) Smart phone Wearable Watch, TWS UHD/4K/8K TV OLED TV NB/Tablet PC / Server SSD In-car infotainment ADAS / sensor Game, DSC, STB Smart speaker E-paper, Internet Note: Move “Watch” & “TWS” to “ Smart Mobile” from “Consumer” since 1Q24

11 3Q24 Financial Results

Consolidated Operating Results Summary

Consolidated Statements of Comprehensive Income Note (1) : QoQ: Difference mainly due to the adverse foreign exchange impact of NT$98M from the foreign exchange gains of NT$25M in 2Q24 to the foreign exchange losses of NT$73M in 3Q24, decrease of gain on disposal of non-current assets held for sale of NT$72M and gain on valuation of financial assets at fair value through profit or loss of NT$18M. YoY: Difference mainly due to the adverse foreign exchange impact of NT$240M from the foreign exchange gains of NT$167M in 3Q23 to the foreign exchange losses of NT$73M in 3Q24 and the adverse impact of share of associates accounted for using equity method of NT$68M from share of profit of associates accounted for using equity method of NT$63M in 3Q23 to share of loss of associates accounted for using equity method NT$5M in 3Q24.

Consolidated Statements of Financial Position & Key Indices

Consolidated Statements of Cash Flows Notes : Free cash flow was calculated by adding depreciation, amortization, interest income together with operating profit and then subtracting CapEx, interest expense, income tax expense and dividend from the sum. (2) Difference mainly due to the increase of CapEx of NT$1,851M and the decrease of cash dividend paid of NT$364M.

Capital Expenditures & Depreciation 16 CapEx: NT$2,089.2M Depreciation: NT$1,219.5M

17 Business Outlook

Market & Business Outlook Q3 likely the high point for the year, with 2H ‘24 better than 1H ‘24. Remain positive long-term but have a conservative view on 4Q ‘24. UT level improvement is a priority Memory: slight correction DRAM: remain stable momentum NAND Flash: slight correction due to weaker consumer market NOR Flash: impacted by seasonal customer inventory adjustments DDIC: impacted more than Memory Softer TV demand and continued customer Smart phone de-stocking Softer Auto panel demand and conservative OLED orders Positive support for Company’s new, low-cost silver alloy bump solution, which passed key small/medium panel level reliability test

Q&A www.chipmos.com